Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated April 23, 2007, accompanying the combined statements of assets and liabilities of the Chase Group Properties as of December 31, 2004 and 2005, and the related statements of revenues and expenses, net investment, and cash flows for each of the three years in the period ended December 31, 2005, included in the Prospectus filed pursuant to Rule 424(b) on August 3, 2007, in connection with the Registration Statement on Form S-1 (No. 333-142315), as amended, filed by Concho Resources Inc., which is incorporated by reference in this Registration Statement on Form S-8. We consent to the incorporation by reference of the aforementioned report in this Registration Statement on Form S-8, and to the use of our name as it appears under the caption “Experts” in such Prospectus.
/s/ GRANT THORNTON LLP
Kansas City, Missouri
August 27, 2007